UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RENEW ENERGY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, Nominal Value of $0.0001 Per Share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

Turner Herbert

Abu Dhabi Investment Authority
211 Corniche
PO Box 3600

Abu Dhabi, United Arab Emirates

+971 2 4150000

with a copy to

Michael A. Levitt, Esq.

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

212 277 4000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G7500M104	Page 1 of 7

1	Name of Reporting Person Abu Dhabi Investment Authority
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Emirate of Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 254,673,898 Class A Ordinary Shares of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the “Issuer”), which the Reporting Persons understand were outstanding as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2023.

(2)	Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 2 of 7

1	Name of Reporting Person Platinum Cactus A 2019 Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 254,673,898 Class A Ordinary Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 31, 2023.

(2)	Platinum Cactus A 2019 Trust is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”). Platinum Hawk is the trustee of Platinum Cactus A 2019 Trust. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. The Class A Ordinary Shares are directly held by the Platinum Cactus A 2019 Trust. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 3 of 7

1	Name of Reporting Person Platinum Hawk C 2019 RSC Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.8% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) CO (2)

(1)	Based on a total of 254,673,898 Class A Ordinary Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 31, 2023.

(2)	Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”) is the trustee of Platinum Cactus A 2019 Trust, which is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. Platinum Hawk does not have any voting power with respect to the Class A Ordinary Shares owned by the Platinum Cactus A 2019 Trust but has the power to make, retain, divest, transfer, sell, convert, vary or transpose of such shares. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 4 of 7

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons in relation to the Class A Ordinary Shares, par value $0.0001 (the “Class A Ordinary Shares”), of the Issuer. The principal executive office of the Issuer is located at Commercial Block 1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122 009, Haryana, India.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment amends and supplements Item 2 of the Original Schedule 13D by (i) deleting Schedule 1 and Schedule 2 in their entirety and replacing them with Schedule I and Schedule 2 attached hereto and (ii) adding the following:

(d), (e) During the last five years, none of the Reporting Persons or the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

This Amendment supplements Item 4 of the Original Schedule 13D by adding the following:

The Reporting Persons understand that the aggregate number of Class A Ordinary Shares outstanding as of October 12, 2022, as reported by the Issuer in its Post-Effective Amendment No. 2 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-259706) filed on September 21, 2021, as subsequently amended, which was declared effective by the SEC on October 5, 2021, filed with the SEC on October 13, 2022 was 269,099,498 as compared to the 282,366,725 Class A Ordinary Shares that were outstanding as of August 26, 2021. As a result of such decrease in the aggregate number of outstanding Class A Ordinary Shares, the percentage of Class A Ordinary Shares that each of the Reporting Persons beneficially owned increased from approximately 20.6% to 21.6%. The increase in percentage ownership of each Reporting Person was solely due to the decrease in the number of outstanding Class A Ordinary Shares.

In addition, the Reporting Persons understand that the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 31, 2023, was 254,673,898 as compared to the 269,099,498 Class A Ordinary Shares that were outstanding as of October 12, 2022. As a result of such further decrease in the aggregate number of outstanding Class A Ordinary Shares, the percentage of Class A Ordinary Shares that each of the Reporting Persons beneficially owned increased from approximately 21.6% to 22.8%. The increase in percentage ownership of each Reporting Person was solely due to the decrease in the number of outstanding Class A Ordinary Shares.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 5 of 7

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Investor Nominee Director

On June 20, 2022, the board of directors of the Issuer (the “Board”), pursuant to a request received from Platinum Hawk as trustee of Platinum Cactus Trust, approved the change in representation of its Investor Nominee Director (as defined below) by appointment of Mr. Yuzhi Wang as of June 12, 2022, in place of Mr. Projesh Banerjea, who notified the Issuer of his decision to step down from the Board as of June 10, 2022. His decision to resign was not the result of any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices.

Amendment to the ReNew Global Shareholders Agreement

On July 24, 2023, the Issuer, Platinum Cactus Trust and the other parties thereto entered into an amendment to the Renew Global Shareholders Agreement (the “Amended ReNew Global Shareholders Agreement”).

Pursuant to the Amended ReNew Global Shareholders Agreement, Platinum Cactus Trust has the right to appoint or reappoint certain directors (“Investor Nominee Directors”) to the Board as follows:

(i)	until August 23, 2023, for so long as Platinum Cactus Trust, together with its affiliates, holds at least 15% of the Equivalent Outstanding Voting Beneficial Shares, Platinum Cactus Trust has the right to appoint one (1) Director to the Board, who initially was Mr. Projesh Banerjea and is now Mr. Yuzhi Wang; and

(ii)	from August 23, 2023, either the two (if there is a Major Investor) or the four (if there is not) Voting Investors (being shareholders other than the Founder Investors) holding the highest percentages (provided these are at least 15%) of the Equivalent Outstanding Voting Beneficial Shares will have the right to appoint one (1) Director, pursuant to which Platinum Cactus Trust will have the right to appoint one Director, along with other Voting Investor(s), as one of the two (if there is a Major Investor) or the four (if there is not) Voting Investors holding the highest percentages of the Equivalent Outstanding Voting Beneficial Shares.

If at any time following August 23, 2023 Platinum Cactus Trust ceases to hold (together with its affiliates) at least 15% of the Equivalent Outstanding Voting Beneficial Shares, Platinum Cactus Trust shall (x) immediately cease to have the right to appoint a director pursuant to the above paragraph (ii), (y) as soon as reasonably practicable notify the Issuer of that fact, and (z) unless the Board requests otherwise, procure the resignation of its Investor Nominee Director from the Board and each committee of the Board on which such Investor Nominee Director serves as soon as reasonably possible (and in any event within 15 Business Days) or on such reasonable date as the Board notifies Platinum Cactus Trust that its Investor Nominee Director should resign.

Platinum Cactus Trust agreed to take all necessary actions to give effect to the director appointment rights contained in the Amended ReNew Global Shareholders Agreement (including voting its Class A Ordinary Shares in favor of the appointment, reappointment or removal, as applicable, of the applicable appointed directors).

Pursuant to the Amended ReNew Global Shareholders Agreement, any action by the Board to increase or decrease the maximum size of the Board will require the prior written consent of each Investor that has the right to appoint a director at such time pursuant to the terms of the Amended ReNew Global Shareholders Agreement, except that if an Investor with a director appointment right ceases to have such appointment right, the size of the Board may be decreased by the director such Investor ceases to have such right to appoint, without the consent of any Investor.

The foregoing summary of the terms of the Amended ReNew Global Shareholders Agreement should be read in conjunction with the full text of the ReNew Global Shareholders Agreement and the Amended ReNew Global Shareholders Agreement, copies of which are included as Exhibits 99.3 and 99.4 to this Schedule 13D, respectively, and which are incorporated herein by reference.

All capitalized terms used but not otherwise defined under this heading shall have the meanings ascribed to such terms in the Amended ReNew Global Shareholders’ Agreement.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 6 of 7

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated September 2, 2021, among the Abu Dhabi Investment Authority, The Platinum Cactus A 2019 Trust and Platinum Hawk C 2019 RSC Limited (incorporated by reference to the Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 2, 2021)

99.2	Registration Rights, Coordination and Put Option Agreement (incorporated by reference to the Registration Rights Agreement filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.3	Shareholders Agreement (incorporated by reference to the Shareholders Agreement filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.4	Amendment to ReNew Global Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023) (incorporated by reference to the Amendment to ReNew Global’s Shareholders Agreement filed as Exhibit 4.17 to the Annual Report on Form 20-F filed by ReNew Energy Global plc on July 31, 2023)

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2023

ABU DHABI INVESTMENT AUTHORITY

By:	/s/ KHADEM ALREMEITHI
Name: KHADEM ALREMEITHI
Title: Authorized Signatory

By:	/s/ SULTAN ALDHAHERI
Name: SULTAN ALDHAHERI
Title: Authorized Signatory

PLATINUM HAWK C 2019 RSC LIMITED

By:	/s/ MUJEEB QAZI
Name: MUJEEB QAZI
Title: Authorized Signatory

By:	/s/ KARIM MOURAD
Name: KARIM MOURAD
Title: Authorized Signatory

THE PLATINUM CACTUS A 2019 TRUST

By:	Platinum Hawk C 2019 RSC Limited, Trustee

By:	/s/ MUJEEB QAZI
Name: MUJEEB QAZI
Title: Authorized Signatory

By:	/s/ KARIM MOURAD
Name: KARIM MOURAD
Title: Authorized Signatory

Classification: Confidential - ADIA and Business Partners

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Dhaen Mohamed Al Hameli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Nasser Shotait Al Ketbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Rashid Al Mheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Al Khyeli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

Classification: Confidential - ADIA and Business Partners

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Hawk C 2019 RSC Limited.

Name	Business Address	Present Principal Occupation	Citizenship
Suhail Hamad Mohammed Al Yabhouni AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Sultan Khalifa Mohamed Obaid AlMheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Marcus Christopher Hill	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	Australia
Mamoun Jamai	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	Morocco
Guy Lambert	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	The Netherlands
Karim Mourad	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Kingdom
Mujeeb Ur Rehman Qazi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United States of America

Classification: Confidential - ADIA and Business Partners